SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW AMERICAN EXPRESS ACCEPTANCE AGREEMENT

LOWEST FARES, ON-TIME FLIGHTS & BEST SERVICES - RYANAIR IS THE BUSINESS

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (25 Sep) launched a new acceptance agreement with American Express, providing passengers, business travellers and corporate travel departments with even more ways to book the lowest fares on the Ryanair.com website.

More than 20% of Ryanair passengers travel on business and Ryanair has improved its services to meet the needs of its business passengers by offering:

1. The lowest fares and no fuel surcharges, saving companies millions in travel expenses
2. Online check-in, avoiding airport queues and saving time
3. Priority boarding, ensuring passengers can board and exit the aircraft first
4. Reserved seating on one of 45 seats, at the front, rear and over the wings for greater legroom
5. Europe's best punctuality (94% of flights were on-time in August) and fewest cancellations
6. A free 10kg cabin bag (and the fewest mishandled bags in Europe)
7. Free downloads of the Ryanair app (previously €3) from 1 October for bookings on the go
8. The removal of the Recaptcha security feature for individual passengers from 30 October
9. The roll out of a digital marketing strategy to enhance business travel experience
10. A range of credit and debit card booking options, now including American Express, used by many individuals, business travellers and corporate travel departments to book their flights.

In London, Ryanair's Howard Millar said:

"Ryanair offers the lowest airfares with no fuel surcharges guaranteed, and the best customer service, with the most on-time flights, the fewest cancellations and the least lost bags, which is why we will carry 81m passengers this year - more international passengers than any other airline in the world. Noweven more passengers including business travellers, travel agents and corporate travel departments, can book the lowest fares on the Ryanair.com website by using an American Express card.

We estimate that 20% to 25% of our passengers are travelling on business, with online check-in ensuring they avoid airport queues, while the option of priority boarding and reserved seating has proven extremely popular not only with business passengers, who can board and exit the aircraft first, or choose one of 45 pre-reserved seats, but also with families and those travelling in groups. Indeed, a recent survey of Ryanair passengers in Spain, where Ryanair is the largest carrier, highlighted that 22% of our passengers were travelling on business.

It's a similar trend across Europe; for example we currently operate approximately 32 daily flights between Dublin and London, the busiest international route in Europe and with more than 20% of business passengers on these flights, we expect that percentage to grow as we roll out a range of business-tailored services, including the option now of booking Ryanair flights with American Express. When it comes to the lowest fares, the most on-time flights and the best range of services, Ryanair is the business."

American Express' Senior VP & GM, Merchant Services Europe, Werner Decker, said:

"Many of our Cardmembers are regular travellers - whether for leisure or business - and I am pleased that they now have the option to book with their American Express Card on the Ryanair website. With millions of American Express Cardmembers worldwide, we are delighted that Ryanair is welcoming our Cards."

ENDS

For further information
please contact:                                     Robin Kiely                      Joe Carmody
                                                               Ryanair Ltd                       Edelman Ireland
                                                               Tel: +353-1-8121212         Tel: +353-1-6788 333
                                                               press@ryanair.com          ryanair@edelman.com

About Ryanair:

Ryanair is Europe's only ultra-low cost carrier (ULCC), operating more than 1,600 daily flights (over 500,000 per year) from 57 bases, across 1,600 low fare routes, connecting 180 destinations in 29 countries and operating a fleet of 303 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry over 81.5 million passengers this year and has an outstanding 29-year safety record

About American Express

American Express is a global services company, providing customers with access to products, insights and experiences that enrich lives and build business success. Learn more at americanexpress.com and connect with us on facebook.com/americanexpress, foursquare.com/americanexpress, linkedin.com/companies/american-express, twitter.com/americanexpress, and youtube.com/americanexpress.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 September, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary